Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

March 14, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Amendment No. 1 Registration Statement on Form S-1 FuelCell Energy, Inc. File No. 333-122216

Ladies and Gentlemen:

FuelCell Energy, Inc. (the “Company”) has today filed Amendment No. 1 to the above-captioned Registration Statement.

In response to the comments raised in your letter of February 18, 2005, we make the following observations.

1.     The Company has now revised the mechanism by which it intends to sell shares. The Company will no longer involve its transfer agent, Continental Stock Transfer & Trust Company, in that process. Accordingly, the contractual agreement between the Company and its transfer agent has now been amended. As set forth in Amendment No. 1, the Company will now sell up to 1,500,000 of its shares to generate proceeds to pay the cash dividends on the Series B Preferred Stock.

2.     Because the Company will now be selling these shares directly in a registered offering, we believe that this comment is no longer applicable.

3.     Because the shares are no longer being registered for resale, we believe this comment is no longer applicable.

Division of Corporation Finance
March 14, 2005

4.     Continental Stock Transfer & Trust Company will not be involved in the sale or other distribution of the Company’s common shares. Continental will continue to act, however, as the Company’s transfer agent with respect to the Series B Preferred Stock. The modified agreement between the Company and Continental is filed as an exhibit to this Amendment No. 1.

5.     Because the Company will now be selling shares of its common stock in a primary registered offering in order to raise cash for the payment of the dividend on the Series B Preferred Stock, we believe that this comment is no longer applicable.

6.     The annual dividend payment on the Series B Preferred Stock is $5,293,750. The closing price of the common stock on January 20, 2005 was $8.73. Accordingly, the number of shares of common stock that would have to be sold to generate cash to pay dividends for eight quarterly periods (two years) would be 1,212,772. In order to allow for potential downward stock price changes of up to 25%, the Company determined to register a total of 1,500,000 shares of its common stock.

7.     This comment has been complied with.

The only other changes that have been made are conforming and updating revisions.

Please contact the undersigned if you have additional concerns or questions.

Very truly yours,

/s/ Richard A. Krantz
Richard A. Krantz

RAK:mab
Enclosure